SICHENZIA ROSS FRIEDMAN FERENCE LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

March 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
    Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-140129

Dear Mr. Fuller:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 1 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed initially on January 22, 2007. One of the copies has been marked to show changes from the Registration Statement.

By letter dated February 17, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

General

1.	The outstanding comments related to your precious registration on Form 10-SB must be satisfactorily resolved prior to acceleration of this registration statement.

We have been advised by the Staff  in a telephone conference with the undersigned on February 7, 2007 that the Company has satisfactorily resolved the comments on the Form 10-SB. In addition, in response to the Staff’s comments, on February 13, 2007, the Company filed amendments to its quarterly reports on Form 10-QSB for the quarters ended August 31, 2006 and November 30, 2006.

Form SB-2
General

2.
The approximately 11.3 million shares you propose to register for resale is more than 50% of the currently outstanding shares and appears to be much larger than the number of shares held by non-affiliated holders. In your response letter, explain the basis on which you conclude that the sales by the selling stockholders do not involve a primary offering by the issuer. In particular, why do you believe that the offering is not “by or on behalf of the registrant”, as that phase is used in sub-paragraphs (a)(1)(i) and (a)(4) 0of Rule 415.

A significant portion of the Staff’s comments relates to the issue of whether the resale of the shares sought to be registered is a valid secondary offering under the evolving internal guidance concerning the application of Rule 415. As a preliminary matter to the Company’s responses and proposed revised disclosures, we offer the following general comments for the Staff’s consideration.

Company Background

The Company was incorporated in October 2005, and is in the development stage. In October 2006, the Company’s Common Stock became registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a result of which the Company became required to make periodic and other filings under the Exchange Act. Nevertheless, at the present time, the Company has only six stockholders and there is no public market for the Company’s securities. The Company has reached no understanding with any market maker to make application to have its securities included for quotation on the OTC Bulletin Board or the pink sheets. Any person interested in investing in the Company at this time would have to assume the very real risk that a trading market in the Company’s would not develop for the foreseeable future.

Financing Transactions

The shares sought to be registered emanate from two separate transactions, as follows:

April 2006 Financing

During April 2006, the Company consummated a bridge financing with 14 accredited investors (the “Bridge Investors”) for the sale and issuance of 10% secured debentures in the principal amount of approximately $1,500,000 due in October 2007 (the “April Debentures”).

Under the terms of the subscription agreement, the April Debentures were exchangeable for debt instruments to be issued at the time of the completion of a “Qualified Financing,.” The notes to be issued to the Bridge Investors in the exchange were to be identical to the notes to be issued to the investors in the Qualified Financing, except that the conversion price of the notes to be issued to the bridge investors would be 25% lower than the other notes.

December 2006 Financing

On December 12, 2006, the Company consummated the Qualified Financing through a securities purchase agreement with a group of accredited investors (the “Second Round Investors,” and together with the Bridge Investors the “Investors”) for the issuance of its 9% Senior Secured Convertible Debentures in the principal amount of $3,565,000 (the “December Debentures,” together with the April Debentures, the “Debentures”). The Debentures mature two years from the date of issuance.

All amounts due under the Debentures may be converted at any time, in part or in whole, at the written election of the holder thereof, into shares of our common stock at a fixed conversion price of $0.50. No conversions may take place if it would cause a holder of the Debentures to become the beneficial owner of more than 4.99% of the outstanding shares of our common stock, which limitation is subject to waiver by an investor upon 61 days prior written notice to us.

The Company also issued to the Second Round Investors Class A Warrants to purchase 7,130,000 shares of our common stock at $0.55 per share and Class B Warrants to purchase 3,565,000 shares of Common Stock at $0.75 per share. All warrants are exercisable for a period of five years.

All parties agreed that the issuance of the Debentures constituted a Qualified Financing. Therefore, at the time of the issuance of the December Debentures, the Company exchanged the April Debentures held by the Bridge Investors for December Debentures that may be converted at a fixed conversion price of $0.375 per share (the “Exchange Debentures”).

The Company also issued to the Bridge Investors Class A Warrants to purchase 4,259,726 shares of the Company’s common stock at $0.55 per share and Class B Warrants to purchase 2,129,863 shares of common stock at $0.75 per share. In addition, they received five-year warrants to purchase an aggregate of 1,064,932 shares of common stock of the Company at $.375 per share.

415 Analysis

Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In the Staff’s Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29 (July 1997), the Staff sets forth the conditions under which a secondary offering may be deemed an indirect primary offering in essence. The Company believes that the points discussed in the Staff’s interpretation support the Company’s position that this registration is not an indirect primary offering based on the following facts and for the reasons set forth herein:

•	Neither the Company nor a parent or subsidiary of the Company is selling securities in this offering.

•
The shares of Common Stock which may be sold will initially be sold at a fixed price of $0.75 per share until such time as a market develops for the Company's shares. If and when a market develops, the shares may be sold at prevailing market prices or privately negotiated prices. As discussed below, there can be assurance as to when and even if such market will develop.

•
The only sales by or on behalf of the Company were the sale of the April Debentures in April 2006 and the December Debentures in December 2006 in two separate private placements pursuant to a securities purchase agreement with five investors (the “Investors”), each of which was exempt from registration under Sections 4(2) and 4(6) of the Securities Act and Rule 506 thereunder. Each of these completed private placements constituted a primary offering by the Company.

•
The Investors made an investment in the Company and they hold the risk of ownership. They have already held the risk of ownership for their own accounts for more than ten months and two months, respectively, and even after the registration statement is declared effective, they will continue to bear the risk of ownership.

•
The registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the Investors bear the risk that the Company would fail or be unable to register the securities. Also, there is no market for the Common Stock, as a result of which the Investors are bearing the further risk of not being able to sell the shares, even if the shares are registered. It is not expected that any such market will develop until a market maker agrees to file an application with the NASD to have the Common Stock included for quotation in the OTC Bulletin Board which is itself conditioned on a significant expansion of the Company’s stockholders base. The risks being borne by the Investors are further evidence that this is not an offering by or on behalf of the Company. By contrast, the Company has already received the proceeds of its sale.

•
The Debentures have a fixed conversion price of $0.50 per share ($0.375 in the case of the Exchange Debentures). While the Debentures are subject to ratchet down provisions for both price and number of underlying common shares, the ratchet can only be triggered by the Company’s issuance of equity or equity equivalents at a price below the fixed price stated in the Debentures. The ratchet thus operates independent of fluctuations in the market price of the Company’s common stock and is not indexed to that market price. Absent a trigger event, which is in the control of the Company, the investors have not had and do not currently have the right or ability to implement or claim the benefit of the ratchet provisions. As a result, the number of securities issuable upon conversion of the Debentures is fixed. There is no market component in the pricing of the Debentures enabling the Investors to receive more shares if the market price drops. This is not a death spiral security. The Investors, not the Company, bear the risk of a decline in the stock price.

•
The Company has a real business in the development stage and has worked on (i) securing Asian and domestic sources for supply of parts and components for our satellite antenna products; (ii) securing supply of a range of video monitors and other accessories required for installation of our satellite products; (iii) initial build-out of our headquarters facilities; and (iv) seeking agreements to resell electronic services in association with our hardware products. As disclosed in the Registration Statement, agreements have been reached for the resale of certain services provided by Verizon, Sprint and Dish Network. The Company has also developed the proprietary voice synthesis user interface software for its automotive PC products.

•
The Company was required to find outside sources of financing since the founders had depleted their personal resources to finance the Company operations. To wit, since inception in October 2005, Howard Leventhal, the Company’s founder, has personally contributed approximately $860,000 through the assignment to the Company of a patent application co-owned by him that was valued at $930,000 by an independent valuation firm. Approximately 97% of the shares of the Company are held by the Company’s founders. There are currently only six stockholders and no market for the Company’s securities. The Company regards the two financing rounds that were just completed as a legitimate way to grow its business in an organic way.

•	More than 3.2 million shares included in the Registration Statement are being registered on behalf of retail investors who constitute half of the Investors.

•
Under the terms of the Debentures, none of the Investors can own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Exchange Act. This provision may be waived by the Investors upon 61-day prior notice (and then only up to 9.9%). It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l Invs., Ltd.., 263 F.3d 10 (2d Cir. 2001). Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

•
None of the Investors has any control relationship with the Company through board representation, voting rights or otherwise. As a result, none of the Investors has any ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and they have no special access to material non-public information concerning the Company.

•
The sale by the Investors of their shares is not analogous to an offering by the Company. In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The Investors made a cash investment, and the Company has received the proceeds from the sale of the Debentures. The Investors have a contractual right to have the Company register the Common Stock underlying the Debentures, but the Company received the proceeds from the sale in April and December 2006.

•
The rights under a registration rights agreement cannot be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the Registration Statement being either filed or declared effective. Therefore, the Investors bear the risk of the Company’s failure to register.

Based on the above analysis and facts, the Company respectfully submits that a reasonable person cannot conclude that the Investors are acting as a conduit for the Company. The Investors purchased the securities in two separate financings, the investors do not hold a significant block of the Company’s voting securities and these investments were made with the clear understanding that the Investor may not be able to dispose of the Company’s securities, even if the Registration Statement is declared effective. In summary, the Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the Registration Statement constitutes a primary or secondary offering of the Company’s common stock.

3.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that have you registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The Company has added disclosure in accordance with the Staff’s comment. See page 28 of the Registration Statement.

4.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

The Company has made revisions in accordance with the Staff’s comment. See page 28 of the Registration Statement.

5.	Please provide us, with the view toward disclosure in the prospectus, with disclosure of:

The total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately;

The market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

The conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

If the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

If the conversion price per share is not set at a fixed price, and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

The total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

The combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

The total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

The total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The Company has made revisions in accordance with the Staff’s comment. See page 31 of the Registration Statement.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

The market price per share of the underlying securities on the date of the sale of that other security;

The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

If the conversion/exercise per share is set at a fixed price, use the price per share on the date of the sale of that other security; and if the conversion/exercise price per share is not set at a fixed price, and, instead is set at a floating rate in a relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

The total possible shares to be received under the particular (assuming complete conversion/exercise);

The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares;

The total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The Company has made revisions in accordance with the Staff’s comment. See page 32 of the Registration Statement.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

The gross proceeds paid or payable to the issuer in the convertible note transaction;

All payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Four;

The resulting net proceeds to the issuer; and

The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to [“Comment Five” and “Comment Six”].

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure- as a percentage- of the total amount of all possible payments [as disclosed in response to “Comment Four”] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed to response to “Comment Five”] divided by the net proceeds to the issuer form the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The Company has made revisions in accordance with the Staff’s comment. See page 34 of the Registration Statement.

8.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosures of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

The date of the transaction;

The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders affiliates of the company, or affiliates of the selling shareholders;

The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full of issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and divided that number by the number of shares issued or issuable in connection with the applicable transaction;

The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

The current market price per share of the class of securities subjects the transaction (reverse split adjusted, if necessary).

The Company advises the Staff that no prior securities transactions took place between the Company and any of the selling stockholders or their affiliates.

9.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

The number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

The number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

The number of shares that have been sold in registered resale transactions by the selling shareholders of affiliates of the selling shareholders; and

The number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company has made revisions in accordance with the Staff’s comment. See page 35 of the Registration Statement.

10.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

Whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

The Company has made revisions in accordance with the Staff’s comment. See pages 28 of the Registration Statement.

Whether - based on information obtained from the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

The date on which each such selling shareholder entered into that short position; and

the relationship of the date on which each such selling shareholders entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

To the Company’s knowledge, none of the selling stockholders have an existing short position in the Company’s securities.

11.	Please provide us, with a view toward disclosure in the prospectus, with:

A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any if its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessor of those persons)- the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of convertible notes; and

Copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationship and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement please provide us with confirmation of your view in this regard.

The Company advises the Staff supplementally that no relationship exists with any of the selling stockholders other than that of an issuer with its investors. Therefore, the Company believes that no further disclosures are required in response to this comment.

12.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

The Company has added a footnote to the selling stockholder table describing how it arrived at the number of shares to be included in the Registration Statement. The Company believes that the number of shares to be registered in the fee table is consistent with the consistent with the total number of shares set forth in the selling stockholder table (i.e. 11,389,724). The fee table references an additional 100,000 shares that, as explained in the footnotes to the table, will be offered to the public by the Company itself.

13.
On page 26 you indicate that no officers and directors other than Mr. Leventhal will offer the securities on behalf of the company, but that the other officers and directors may respond to inquiries by prospective purchasers. Please expand to more fully describe the extent of the activities these other officers and directors may have with respect to the offering process. You appear to state that officers, directors and/or employees have been authorized to offer the securities. Please clarify the nature of any such authorization, the activities of persons other than your response letter, tell us the basis on which you have reached any conclusion that officers, directors and employees in addition to Mr. Leventhal either satisfy the requirements of Rule 3a4-1, or that their activities concerning the offer and sale of the securities will not require their reliance on Rule3a4-1 or another exemption.

The Company advises the Staff that it is unaware of any disclosures suggesting that the sharers may be offered by persons other than Mr. Leventhal. The first paragraph on page 37 states the opposite. Nevertheless, the Company has added a sentence to emphasize that nobody but Mr. Leventhal has such authority. See page 37 of the Registration Statement

Registration Statement Facing Sheet

14.	The legend in the final paragraph at the foot of the current Facing Page must be moved to the Cover Page of the prospectus to which it refers.

The Company has made revisions to the cover page of the prospectus in accordance with the Staff’s comment.

Prospectus Cover Page

15.
Please revise to indicate that the 100,000 common stock are offered in direct public offering by USTelematics, and summarize the terms on which that offer is made. In this respect, prominently indicate that no minimum number of shares is required to be sold in the direct public offering that any proceeds received in that offering will be retained, and state that the proceeds may not be sufficient to discharge the expenses associated with the offering. State the period of time over which this offering will be conducted.

The Company has made revisions to the cover page of the prospectus in accordance with the Staff’s comment.

16.
Indicate, if true that the direct public offering will be conducted for the company by Mr. Leventhal, or if other executives will also be involved in the marketing of those shares, provide a cross-reference to the page number of the prospectus where you identify those persons.

The Company has made revisions to the cover page of the prospectus in accordance with the Staff’s comment.

17.
In your response letter, outline the steps you would take with respect to the disclosure in your filing, if you enter into an arrangement for a broker-dealer to participate in the direct public offering.

In the event that the Company enters into an agreement with a broker-dealer to participate in the direct public offering, it will file an amendment to the Registration Statement. Following effectiveness, it will file a post-effective amendment.

18.	Disclose the concurrent offering by the selling shareholders in a separate paragraph, specifying the number of selling shareholders.

The Company has made revisions to the cover page of the prospectus in accordance with the Staff’s comment.

Prospectus Summary, page 2

19.
Consistent with the preceding comments, the discussion under the sub-heading “Recent Financings” as well as the corresponding information in “Management’s Discussion and Analysis- Liquidity and Capital Resources” should be revised to provide materially compete discussions of the transactions through which the selling shareholders acquired the debentures and other securities in this prospectus should be clarified. Among other matters, clarify the relationships between the investors in the Bridge Financing, the investors in the exchange transaction and the selling shareholders listed in this prospectus.

The Company has made revisions in accordance with the Staff’s comment. See pages 1 and 12 of the Registration Statement.

20.
Please clarify whether only the interest on the debentures may be repaid with shares at the election of the company, or if the principal of the debentures may also be repaid with shares at the election company. Additionally, you appear to indicate that the delivery of “registered shares” is a condition to an election to pay interest on the debentures with securities. Please clarify whether the shares that could be used to pay interest on the debentures would be registered for resale but issued in accordance with an exemption.

The Company has made revisions in accordance with the Staff’s comment. See page 1 and 12 of the Registration Statement.

Part II

Item 27. Exhibits

21.
We note that, while you have listed the legal opinion as Exhibit 5.1, was actually filed as Exhibit 23.1 Please refile this exhibit correctly numbered, or revise the exhibit index to indicate the location of the exhibit.

The Company has refiled exhibit 5.1 in its proper place.

Item 28. Undertakings

22.	Please include the undertaking specified by Item 512(g)(2) of Regulation S-B that is applicable to your offering.

The Company has made revisions to the undertakings accordance with the Staff’s comment.

Signatures

23.
Mr. Leventhal should sign in his capacity as a Director. Please also provide the required signature of the Principal Accounting Officer or Controller, by designation that person as such on the signature page.

The Company has made revisions in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

Louis A. Brilleman